FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Providate Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of
1934

PE 1/31/02

For the month of January, 2002

GrandeTel Technologies Inc.

955 Bay Street, Toronto, Ontario, Canada

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F ......✓....... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1994.

Yes ...... No ..✓..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82 - ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GrandeTel Technologies Inc.

(Registrant)

Date: June 21, 2002

By ______________________

Kin Yuen
President

C. DIRECTORS

The directors and officers of the company as at January 31, 2002 are as follows :

Kin Yuen	President
Ivy O.F. Pui	Director
Jackie M. Li	Director (resigned on July 25, 2001)
Franco K. Chu	Director (appointed on September 28, 2001)

D. INVESTMENTS

The assets, liabilities, revenue and profit of the following joint venture has been consolidated in proportion to the Company's interest in the joint venture:

(Cdn$'000)	Assets	Liabilities	Revenue	Profit/(Loss)
Guangzhou Enhanced Communication Co Ltd	352	3,621	1,196	(1,028)

The other joint ventures without joint control have been recorded using the equity accounting method and those joint ventures that are in the process of being wound up are recorded at the lower of cost or recoverable values.

E. EXPENSES

Included in other G & A expenses for the year ending January 31, 2001 and 2002 are the following major expense items:

(Cdn$'000)	2001	2002
Insurance	131	138
Legal and professional fees	153	183
Rent and rates	106	47
Bank charges	28	173
Transportation and travelling	38	45

GRANDETEL TECHNOLOGIES INC.
Consolidated Balance Sheet
January 31, 2002 with Comparative Figures for January 31, 2001
(Stated in Canadian Dollars - 000's)

	2001	2002
ASSETS		
Current Assets		
Cash	$ 1,153	$ 1,127
Accounts receivable	2,010	251
Inventories	0	0
Prepaid and deposits	420	134
Total Current Assets	3,583	1,512
Investments	26,423	1
Capital assets	1,193	488
Pre-Operating costs	840	186
Deferred charges and other	475	531
Total Assets	$ 32,514	$ 2,718
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 3,799	$ 8,497
Bank loan - current	10,496	1,587
Other loan	6,144	10,606
Total Current Liabilities	20,439	20,690
Long Tern Liabilities		
Long term debt	8,655	9,136
Deferred revenue	86	0
Bank loan - long-term portion	0	9,493
Total Liabilities	29,180	39,319
Shareholders' equity		
Share capital		
Issued and outstanding		
29,427,950 Common Shares (2000 - 18,329,376 Common Shares)	141,393	149,693
11,098,574 Class A shares at USD 0.5 each	8,300	0
Contributed surplus	12,996	12,996
Retained earnings (Deficit)	(159,355)	(199,290)
Total Liabilities and Shareholders' Equity	$ 32,514	$ 2,718

GRANDETEL TECHNOLOGIES INC.
Consolidated Statement of Earnings (Loss)
For the year ended January 31, 2002 with comparative figures for January 31, 2001
(Stated in Canadian Dollars - 000's)

	Twelve months to January 31 2001	2002
Sales	$ 1,463	$ 1,315
Cost of sales	750	1,104
Gross profit	713	211
Operating, selling and administrative expenses		
Advertising & Marketing	248	106
Salaries & Staff Benefits	983	441
Depreciation & Amortisation	794	646
Other G & A	785	796
	2,810	1,989
Operating Loss	(2,097)	(1,778)
Provision for investment	0	(26,421)
Provision for cost of accepting Class A shares Put option	0	(5,646)
Other Expenses	(1,077)	(2,679)
Operating Loss before financing expenses	(3,174)	(36,524)
Financing Expenses		
Foreign exchange loss (gain)	627	1,379
Interest expenses - Others	1,261	1,317
Interest expenses - long term debts	658	715
	2,546	3,411
Net Loss	(5,720)	(39,935)
Deficit, beginning of period	(153,635)	(159,355)
Deficit, end of period	$ (159,355)	$ (199,290)
Loss Per Share	$ (0.19)	$ (1.36)
Weighted average common and Class A shares outstanding	29,427,950	29,427,950

GRANDETEL TECHNOLOGIES INC.
Consolidated Statement of Changes in Financial Position
For the year ended January 31, 2002 with comparative figures for January 31, 2001
(Stated in Canadian Dollars - 000's)

	2001	2002
Cash provided by (used in)		
Operating activities		
Net profit (loss) for the period	$ (5,720)	$ (39,935)
Item not involving cash:		
Amortization of capital assets	708	560
Written down and provision for investments	0	26,422
Provision for bad debts	0	2,275
Loss on sale of Nakamichi shares	879	0
Loss on sale of Capital assest	2	92
Capital assest written down	0	390
Pre-operating costs written down	0	146
Provision for cost of accepting Class A shares Put option	0	5,646
	(4,131)	(4,404)
Changes in non-cash working capital balances	449	(1,174)
	(3,682)	(5,578)
Investing activities		
(Increase) / decrease in capital assets and pre-operating cost	(132)	(12)
(Increase) / decrease in deferred charges	(31)	(56)
Proceeds from sale of Nakamichi shares	614	0
Proceeds from sale of capital assets	1	97
	452	29
Financing activities		
(Decrease) / increase in long term debt (new advance)	300	481
(Decrease) / increase in bank loan/other loan	2,902	5,046
	3,202	5,527
Increase (decrease) in cash during period	(28)	(22)
Cash, beginning of period	159	131
Cash, end of period	$ 131	$ 109